Exhibit 99.1

IM Cannabis Announces Pricing of US$1.31 Million Registered Direct Offering of Common Shares

VANCOUVER and GLIL YAM, Israel, September 23, 2026 (GLOBE NEWSWIRE) -- IM Cannabis Corp. (“IMCC” or the “Company”) (Nasdaq: IMCC), a medical cannabis company with operations in Israel and Germany, today announced that it has entered into securities purchase agreements with certain accredited investors for the purchase and sale of 655,000 common shares, no par value per share, at a purchase price of US$2.00 per share, pursuant to a registered direct offering, resulting in gross proceeds of approximately US$1.31 million at closing before offering expenses. The closing of the offering is expected to occur on or about September 24, 2026, subject to the satisfaction of customary closing conditions.

The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes, which may include evaluating potential additional business opportunities.

This offering is being made pursuant to an effective shelf registration statement on Form F-3 (File No. 333-288346) which was declared effective by the Securities and Exchange Commission (the “SEC”) on July 9, 2025. The offering is being made only by means of a prospectus which is part of the effective registration statement. A final prospectus supplement and the accompanying prospectus relating to the registered direct offering will be filed with the SEC and will be available on the SEC's website located at http://www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

Related Party Transaction

One or more purchasers participating in the offering may be a “related party” of the Company within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). Accordingly, to the extent that the issuance of common shares to any such purchaser constitutes a “related party transaction” within the meaning of MI 61-101, the Company intends to rely on the exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(g) and 5.7(1)(e), respectively, on the basis of financial hardship.

Reliance on those exemptions would be based on, among other things, the determinations by the board of directors of the Company, acting in good faith, and by at least two-thirds of the independent directors of the Company, acting in good faith, that: (i) the Company is in serious financial difficulty; (ii) the offering is designed to improve the financial position of the Company; and (iii) the terms of the offering are reasonable in the circumstances of the Company. The Company would also rely on the minority approval exemption on the basis that there is no requirement, corporate or otherwise, to hold a meeting to obtain approval of the holders of any class of affected securities in connection with the offering.

About IM Cannabis Corp.

IMCC (Nasdaq: IMCC) is an international company currently operating a medical cannabis platform serving patients in Israel and, through Adjupharm GmbH, Germany. Following completion of the pending transactions announced by the Company on August 17, 2026, the Company expects to retain its Israeli medical cannabis operations and the German operations will be sold.

The IMCC ecosystem operates in Israel through its subsidiaries, which import and distribute cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies and online platforms in Israel that enable the safe delivery and quality control of IMCC’s products throughout the value chain.

Company Contact:

Michal Efraty

Investor & Public Relations
IM Cannabis Corp.
michal@efraty.com

Oren Shuster, Chief Executive Officer

IM Cannabis Corp.

info@imcannabis.com

Disclaimer for Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and United States securities laws (collectively, “forward-looking statements”). All information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements relating to the expected timing and completion of the offering; the satisfaction of closing conditions; the anticipated gross and net proceeds of the offering; the intended use of proceeds; the Company’s evaluation or pursuit of potential additional business opportunities; the expected completion of the pending sale of the Company’s German operations; the Company’s expected operations following that transaction; the characterization of all or a portion of the offering as a related party transaction; and the Company’s intended reliance on exemptions under MI 61-101. Forward-looking statements are based on assumptions that include, among other things: that the parties will satisfy or waive the applicable closing conditions; that the offering will close on the terms and within the timeframe currently anticipated; that the Company will receive the anticipated proceeds; that the Company will use the proceeds substantially as described in this press release; that the facts supporting the Company’s reliance on the applicable MI 61-101 exemptions are accurate and will not materially change before closing; and that no shareholder approval is otherwise required in connection with the offering. The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company’s ability to continue to meet the listing requirements of the Nasdaq Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company and its subsidiaries (collectively, the “Group”) to deliver on their sales commitments or growth objectives; the reliance of the Group on third-party supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group’s obligations; the Group’s possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses; risks of product liability and other safety-related liability from the usage of the Group’s cannabis products; supply chain constraints; reliance on key personnel; the risk of defaulting on existing debt; risks surrounding war, conflict and civil unrest in Eastern Europe and the Middle East, including the impact of the multi front war Israel is facing on the Company, its operations and the medical cannabis industry in Israel; risks associated with the Company focusing on the Israel and Germany markets; the inability of the Company to achieve sustainable profitability and/or increase shareholder value; the inability of the Company to actively manage costs and/or improve margins; the inability of the company to grow and/or maintain sales; the inability of the Company to meet its goals and/or strategic plans; the inability of the Company to reduce costs and/or maintain revenues; the Company’s inability to take advantage of the legalization of medicinal cannabis in Germany; the Company’s inability to use the proceeds as set out herein; the risk that the final prospectus supplement is not filed within the required timeframe; the risk that the offering does not close on the anticipated terms or timing, or at all; the risk that one or more closing conditions are not satisfied or waived; the risk that the Company is unable to use the net proceeds as currently intended; the risk that the Company is unable to establish or continue to satisfy the conditions required to rely on the financial hardship exemptions under MI 61-101; and the risk of claims, regulatory review or litigation relating to the offering, the participation of a related party or the process followed by the board of directors and the independent directors.

Please see the other risks, uncertainties and factors set out under the heading “Risk Factors” in the Company’s annual report for the year ended December 31, 2025, which is available on the Company’s issuer profile on SEDAR+ at www.sedarplus.ca and Edgar at www.sec.gov/edgar. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward looking information is made. The Company does not undertake any obligation to update forward-looking statements, except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

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